UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **July 31, 2003**

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Item 12. Results of Operations and Financial Condiion.

On July 31, 2003, Independence Holding Company issued a press release announcing financial results for the quarter ended June 30, 2003, a copy of which is attached as Exhibit 99.1.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

<u>/s/ *Teresa A. Herbert*</u>   Date: <u>July 31, 2003</u>
Teresa A. Herbert
Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY   CONTACT: TERESA A. HERBERT
96 CUMMINGS POINT ROAD   (203) 358-8000
STAMFORD, CONNECTICUT 06902   www.Independenceholding.com
NASDAQ – INHO

NEWS RELEASE

**INDEPENDENCE HOLDING COMPANY ANNOUNCES RECORD
2003 SECOND QUARTER AND SIX MONTHS NET INCOME FROM OPERATIONS**

Stamford, Connecticut, July 31, 2003. Independence Holding Company ("IHC") (NASDAQ: INHO) today reported record 2003 second quarter and six months results.

Operating Results

Net income increased 21% to $4,958,000, or $.63 per share, diluted, for the second quarter of 2003 from $4,093,000, or $.51 per share, diluted, for the second quarter of 2002. Net income from operations (excluding net securities gains) increased 18% in the second quarter of 2003 to $4,731,000, or $.60 per share, diluted, compared to $4,001,000, or $.50 per share, diluted, for the second quarter of 2002. Revenues increased 5% to $48,086,000 from $45,697,000.

Net income increased 17% to $9,395,000, or $1.19 per share, diluted, for the six months ended 2003 from $8,042,000, or $1.00 per share, diluted, for the six months ended 2002. Net income from operations (excluding net securities gains) increased 14% in the six months ended 2003 to $8,947,000, or $1.13 per share, diluted, compared to $7,833,000, or $.98 per share, diluted, for the six months ended 2002. Revenues increased 6% to $90,576,000 from $85,625,000.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "We are delighted to report a second consecutive record quarter after our record 2002 year. As previously announced, we are continuing to expand our distribution network and grow our in-force business through the appointment of new MGUs, while maintaining favorable loss ratios. Our 32% owned affiliate, American Independence Corp. (NASDAQ: AMIC), has reported an 11% sequential increase in net income from operations for its first two complete quarters of operations as an insurance holding company, and AMIC has indicated that it remains optimistic about its future results. For these reasons, your management remains quite optimistic as to IHC's operating results for the remainder of this year."

Stockholders' Equity/Book Value

IHC's book value per share increased at June 30, 2003 to $20.99 per share from $20.03 per share at March 31, 2003. IHC marks-to-market all of its fixed income securities; as a result, interest rate changes impact, positively and negatively, stated stockholders' equity.

IHC is a holding company engaged principally in the life and health insurance business and the acquisition of blocks of policies through Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc. Standard Life markets medical stop-loss, long-term and short-term disability, group life and managed health care products. Madison Life sells group life and disability, medical stop-loss, credit life and disability and individual life insurance.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY
SECOND QUARTER REPORT
JUNE 30, 2003
(In Thousands Except Per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	**2002**	**2003**	**2002**
Revenues	$ 48,086	$ 45,697	$ 90,576	$ 85,625
Net Income:				
Net income from operations (excluding net securities gains)	$ 4,731	$ 4,001	$ 8,947	$ 7,833
Net securities gains	227	92	448	209
Net income	$ 4,958	$ 4,093	$ 9,395	$ 8,042
Basic Income Per Common Share:				
Net income from operations	$ .61	$ .52	$ 1.15	$ 1.00
Net securities gains	.03	.01	.06	.03
Net income	$ .64	$ .53	$ 1.21	$ 1.03
Weighted average basic common shares	7,757	7,787	7,787	7,787
Diluted Income Per Common Share:				
Net income from operations	$ .60	$ .50	$ 1.13	$ .98
Net securities gains	.03	.01	.06	.02
Net income	$ .63	$ .51	$ 1.19	$ 1.00
Weighted average diluted common shares	7,901	8,026	7,926	8,008

NOTES:

Net income from operations consists of net income excluding after-tax securities gains and losses. The Company excludes after-tax securities gains and losses as fluctuations in such items are a result of changes in interest rates and management discretion and are not always reflective of the Company's core insurance operations.

As of June 30, 2003, there were 7,737,055 common shares outstanding, net of treasury shares.

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